FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
Trillium Therapeutics Inc. (the “Corporation” or “Trillium”)
2488 Dunwin Drive
Mississauga, Ontario L5L 1J9

Item 2. Date of Material Change
December 3, 2016

Item 3. News Release
The news release was disseminated through the services of Marketwired on December 3, 2016.

Item 4. Summary of Material Change
The Corporation presented initial data from an ongoing study of TTI-621 in patients with advanced hematologic malignancies at the Amercian Society of Hematology Annual Meeting.

•	Several Patients Experienced Prolonged Progression-Free Intervals; One Partial Response Observed
•	Expansion Dose of TTI-621 Consistent With Preclinical Studies and Suggests Therapeutic Window for Efficacy
•	Enrollment Across a Broad Range of Hematologic Malignancies in the Phase 1b Portion of the Study is Ongoing

The results presented demonstrate that an optimal dose of 0.2 mg/kg/week was well-tolerated and associated with predictable, transient thrombocytopenia - consistent with augmented systemic phagocytosis. Importantly, this dose level obtained both CD47 receptor occupancy in circulating leukocytes and elevations in macrophage-associated cytokines that are both associated with high phagocytosis of tumor targets in vitro. Finally, decreasing volume and/or reduced metabolic activity over extended intervals of continued dosing were observed in several patients and one patient achieved a partial response.

Item 5.1. Full Description of Material Change
See attached press release as Schedule A.

Item 5.2. Disclosure for Restructuring Transactions
Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Executive Officer
James Parsons
Chief Financial Officer
Tel: (416) 595-0627
Email: james@trilliumtherapeutics.com

Item. 9 Date of Report
December 5, 2016

Schedule “A”

FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM PRESENTS INITIAL DATA FROM ONGOING STUDY
OF TTI-621 IN PATIENTS WITH ADVANCED HEMATOLOGIC
MALIGNANCIES AT THE AMERICAN SOCIETY OF
HEMATOLOGY ANNUAL MEETING

•	Several Patients Experienced Prolonged Progression-Free Intervals; One Partial Response Observed
•	Expansion Dose of TTI-621 Consistent With Preclinical Studies and Suggests Therapeutic Window for Efficacy
•	Enrollment Across a Broad Range of Hematologic Malignancies in the Phase 1b Portion of the Study is Ongoing

SAN DIEGO, Dec. 3, 2016 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today presented data from an ongoing study with its lead drug candidate, TTI-621, in patients with relapsed or refractory hematologic malignancies, at the American Society of Hematology (ASH) 58th Annual Meeting in San Diego.

“We are encouraged by the initial results from the study of TTI-621 in advanced hematologic malignancies, as we have seen decreased tumor volume and/or reduced metabolic activity over extended intervals of continued dosing in several patients,” commented Niclas Stiernholm, Ph.D., president and chief executive officer of Trillium Therapeutics. “We believe that data from this study provide preliminary evidence that TTI-621 monotherapy is both active and well tolerated, supporting our hypothesis that neutralization of the inhibitory CD47 signal enables macrophage anti-tumor activity. We have determined an optimal dose level, which we are taking forward into the Phase 1b cohort expansion phase of the trial, as we seek to further define the benefit of TTI-621 in patients with multiple types of blood cancers.”

TTI-621 Dose-Escalation Phase 1a

CD47 is an immune checkpoint that binds to SIRPa and delivers a “do not eat” signal to suppress macrophage phagocytosis. Tumor cells often overexpress CD47 and exploit this pathway to avoid macrophage-mediated destruction. TTI-621 (SIRPaFc) is a novel immune checkpoint inhibitor designed to bind human CD47 and block the “do not eat” signal, promoting both innate and adaptive immunity. The lgG1 region of TTI-621 can engage Fc-gamma receptors on macrophages, enhancing phagocytosis and anti-tumor activity.

A first-in-human, Phase 1a/b, open label, multicenter study (NCT02663518) began in February 2016. During the Phase 1a portion of the study, 18 patients with relapsed/refractory lymphomas were enrolled in sequential dose cohorts (3 + 3 design) and received weekly IV infusions of TTI-621 to characterize safety, tolerability, pharmacokinetics, and to determine the optimal dose for subsequent enrollment in the expansion phase.

The results presented demonstrate that an optimal dose of 0.2 mg/kg/week was well-tolerated and associated with predictable, transient thrombocytopenia - consistent with augmented systemic phagocytosis. Importantly, this dose level obtained both CD47 receptor occupancy in circulating leukocytes and elevations in macrophage-associated cytokines that are both associated with high phagocytosis of tumor targets in vitro. Finally, decreasing volume and/or reduced metabolic activity over extended intervals of continued dosing were observed in several patients and one patient achieved a partial response.

The TTI-621 Phase 1a study poster presented at ASH can be found on the company’s website at www.trilliumtherapeutics.com. Additional information about this clinical trial of TTI-621 is available at www.clinicaltrials.gov using identifier: NCT02663518.

TTI-621 Cohort Expansion Phase 1b

With the dose-escalation phase of TTI-621 in patients with lymphoma completed, patient enrollment across a broad spectrum of hematologic malignancies commenced in November in the Phase 1b multi-cohort expansion portion of the trial. The trial’s objectives are to further characterize the safety of TTI-621 and gain preliminary evidence of anti-tumor activity in patients with a variety of hematologic malignancies.

In addition to the eight original expansion cohorts, indolent B cell lymphoma, aggressive B cell lymphoma, T cell lymphoma, Hodgkin lymphoma, chronic lymphocytic leukemia, multiple myeloma, acute myeloid leukemia and myelodysplastic syndrome, the Phase 1b expansion will also include patients with myeloproliferative neoplasms.

In a separate expansion cohort, patients with CD20-positive lymphomas will be treated with TTI-621 in combination with rituximab.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com